UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

Creative Learning Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

22529R106

(CUSIP Number)

BLAKE FURLOW

2110 N Westgate

Boise, ID 83704

(208) 724-7443

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 27, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22529R106

1	NAME OF REPORTING PERSON

BLAKE FURLOW
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,077,809*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,077,809*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,077,809*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.95%*
14	TYPE OF REPORTING PERSON

IN

* Represents (i) 2,077,809 shares of Common Stock held in the name of Blake Furlow and (ii) 0 shares of Common Stock held in the name of Anik Furlow.

2

CUSIP No. 22529R106

1	NAME OF REPORTING PERSON

ANIK FURLOW
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,077,809*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,077,809*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,077,809*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.95%*
14	TYPE OF REPORTING PERSON

IN

* Represents (i) 2,077,809 shares of Common Stock held in the name of Blake Furlow and (ii) 0 shares of Common Stock held in the name of Anik Furlow.

3

CUSIP No. 22529R106

The following constitutes Amendment No. 8 (“Amendment No. 8”) to the Schedule 13D filed by the undersigned. This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Other than 658,681 shares of Common Stock awarded to Mr. Furlow in connection with his service as an officer and director of the Issuer, the shares of Common Stock directly owned by the Reporting Persons were purchased with personal funds. The aggregate purchase price of the 1,419,128 shares of Common Stock purchased by the Reporting Persons is approximately $139,060.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Common Stock reported owned by each person named herein is based upon 13,025,838 shares of Common Stock outstanding as of February 2, 2021, which is the total number of shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 17, 2021.

As of the close of business on May 10, 2021, the Reporting Persons beneficially owned 2,077,809 shares of Common Stock, constituting approximately 15.95% of the Common Stock outstanding.

(b)       The Reporting Persons have the sole power to vote and the sole power to dispose of each of 2,077,809 shares of Common Stock which they may be deemed to beneficially own.

(c)       The transactions in the shares of Common Stock within the last sixty days are set forth in Schedule A and are incorporated herein by reference.

4

CUSIP No. 22529R106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2021

/s/ Blake Furlow
BLAKE FURLOW

/s/ Anik Furlow
ANIK FURLOW

5

CUSIP No. 22529R106

SCHEDULE A

Transaction in the Shares of Common Stock Within the Last Sixty Days

Nature of the Transaction	Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale
Sale of Common Stock	(500)	0.20	03/10/2021
Sale of Common Stock	(500)	0.20	03/11/2021
Sale of Common Stock	(3,000)	0.20	03/12/2021
Sale of Common Stock	(1,000)	0.22	03/15/2021
Sale of Common Stock	(700)	0.21	03/16/2021
Sale of Common Stock	(2,500)	0.21	03/19/2021
Sale of Common Stock	(4,800)	0.229(1)	03/23/2021
Sale of Common Stock	(4,001)	0.185(2)	03/29/2021
Sale of Common Stock	(10,996)	0.19	04/05/2021
Sale of Common Stock	(5,700)	0.22	04/06/2021
Sale of Common Stock	(10,300)	0.22	04/07/2021
Sale of Common Stock	(25,000)	0.165(3)	04/27/2021
Sale of Common Stock	(20,000)	0.1625(4)	04/28/2021
Sale of Common Stock	(26,000)	0.158(5)	04/29/2021
Sale of Common Stock	(400)	0.19	04/30/2021
Sale of Common Stock	(25,000)	0.155	05/03/2021
Sale of Common Stock	(12,000)	0.155	05/04/2021

_______________

1.	The price reported is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $0.21 to $0.24 per share of Common Stock. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of Common Stock sold at each separate price within the range set forth in this footnote 1.
2.	The price reported is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $0.185 to $0.1949 per share of Common Stock. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of Common Stock sold at each separate price within the range set forth in this footnote 2.
3.	The price reported is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $0.165 to $0.1655 per share of Common Stock. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of Common Stock sold at each separate price within the range set forth in this footnote 3.
4.	The price reported is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $0.16 to $0.165 per share of Common Stock. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of Common Stock sold at each separate price within the range set forth in this footnote 4.
5.	The price reported is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $0.152 to $0.18 per share of Common Stock. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of Common Stock sold at each separate price within the range set forth in this footnote 5.